UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Taylor Capital Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

876851106

(CUSIP Number)

December 31, 2008

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 876851106	13G	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jeffrey W. Taylor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 4,914,818 shares of Common Stock[1]
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 43.8% as of the date of this filing based upon 11,115,936 shares of Common Stock issued and outstanding as of December 31, 2008 and the right to acquire 100,000 shares of Common Stock upon the conversion of 40,000 shares of the Company’s 8.0% Non-Cumulative Convertible Perpetual Preferred Stock, Series A held by Jeffrey W. Taylor and Susan D. Taylor, as Tenants in Common.

12.	TYPE OF REPORTING PERSON* IN

1.	See Footnote 1 in Item 4.

CUSIP NO. 876851106	13G	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bruce W. Taylor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 4,863,380 shares of Common Stock[2]
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 43.6% as of the date of this filing based upon 11,115,936 shares of Common Stock issued and outstanding as of December 31, 2008 and the right to acquire 40,000 shares of Common Stock upon the conversion of 16,000 shares of the Company’s 8.0% Non-Cumulative Convertible Perpetual Preferred Stock, Series A held by the Bruce W. Taylor Revocable Trust under the agreement dated 4/10/1984, of which Bruce W. Taylor serves as trustee.

12.	TYPE OF REPORTING PERSON* IN

2.	See Footnote 2 in Item 4.

CUSIP NO. 876851106	13G	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cindy Taylor Robinson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 4,860,380 shares of Common Stock[3]
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 43.5% as of the date of this filing based upon 11,115,936 shares of Common Stock issued and outstanding as of December 31, 2008 and the right to acquire 50,000 shares of Common Stock upon the conversion of 20,000 shares of the Company’s 8.0% Non-Cumulative Convertible Perpetual Preferred Stock, Series A held by Cindy Taylor Robinson.

12.	TYPE OF REPORTING PERSON* IN

3.	See Footnote 3 in Item 4.

CUSIP NO. 876851106	13G	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Taylor Voting Trust U/A/D 11/30/98
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Not Applicable

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 4,805,880 shares of Common Stock[4]
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 43.2% as of the date of this filing based upon 11,115,936 shares of Common Stock issued and outstanding as of December 31, 2008.
12.	TYPE OF REPORTING PERSON* OO

[4].	See Footnote 4 in Item 4.

CUSIP NO. 876851106	13G	Page 6 of 10 Pages

Item 1	(a)	Name of Issuer:

TAYLOR CAPITAL GROUP, INC.

1	(b)	Address of Issuer’s Principal Executive Offices:

9550 West Higgins Road Rosemont, Illinois 60018

Item 2	(a)	Name of Person Filing

Item 2	(b)	Address of Principal Business Office

Item 2	(c)	Citizenship

Jeffrey W. Taylor c/o Taylor Capital Group, Inc. 9550 West Higgins Road Rosemont, Illinois 60018 U.S. Citizen

Bruce W. Taylor c/o Taylor Capital Group, Inc. 9550 West Higgins Road Rosemont, Illinois 60018 U.S. Citizen

Cindy Taylor Robinson c/o Taylor Capital Group, Inc. 9550 West Higgins Road Rosemont, Illinois 60018 U.S. Citizen

Taylor Voting Trust U/A/D 11/30/98 c/o Taylor Capital Group, Inc. 9550 West Higgins Road Rosemont, Illinois 60018 Attn: Jeffrey W. Taylor

2	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

2	(e)	CUSIP Number:

876851106

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

CUSIP NO. 876851106	13G	Page 7 of 10 Pages

Item 4	Ownership:

	(a)	Amount beneficially owned:

As of the date of this filing, Jeffrey W. Taylor beneficially owns 4,914,818 shares of Common Stock.[1]

As of the date of this filing, Bruce W. Taylor beneficially owns 4,863,380 shares of Common Stock.[2]

As of the date of this filing, Cindy Taylor Robinson beneficially owns 4,860,380 shares of Common Stock.[3]

As of the date of this filing, the Taylor Voting Trust U/A/D 11/30/98 beneficially owns 4,805,880 shares of Common Stock.[4]

	(b)	Percent of Class:

As of the date of this filing, Jeffrey W. Taylor, Bruce W. Taylor, Cindy Taylor Robinson, and the Taylor Voting Trust U/A/D 11/30/98 beneficially own approximately 44.4% of Common Stock (based on 11,115,936 shares of Common Stock outstanding as of December 31, 2008 and the right to acquire 190,000 shares of Common Stock upon the conversion of 76,000 shares of the Company’s 8.0% Non-Cumulative Convertible Perpetual Preferred Stock, Series A).

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

See Item 4(a) above.

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

See Item 4(a) above.

1/

The securities reported herein include: (i) 4,888 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”) that are held by Jeffrey W. Taylor pursuant to a restricted stock grant, (ii) 4,686,600 shares of Common Stock that are held by a Voting Trust under agreement dated 11/30/98, of which Jeffrey W. Taylor, Bruce W. Taylor and Cindy Taylor Robinson serve as trustees, (iii) 39,780 shares of Common Stock that are held in the Jeffrey W. Taylor Gift Trust under agreement dated 6/10/82, of which Jeffrey W. Taylor and Brian Taylor serve as co-trustees, (iv) 39,720 shares of Common Stock that are held in the Bruce W. Taylor Gift Trust under agreement dated 6/10/82, of which Bruce W. Taylor and Cindy Taylor Robinson serve as co-trustees, (v) 39,780 shares of Common Stock that are held in the Cindy L. Taylor Gift Trust under agreement dated 6/10/82, of which Cindy Taylor Robinson and Susan Taylor serve as co-trustees, (vi) 375 shares held by Susan Taylor as custodian for Adam Taylor UTMA, (vii) 375 shares held by Susan Taylor as custodian for Brian Taylor UTMA, (viii) 300 shares held by Susan Taylor as custodian for Lisa Taylor UTMA, (ix) 3,000 shares owned by Susan Taylor, and (x) 40,000 shares of the Company’s 8.0% Non-Cumulative Convertible Perpetual Preferred Stock, Series A (the “Series A Preferred”) that are held by Jeffrey W. Taylor and Susan D. Taylor, as Tenants in Common, which shares are convertible into 100,000 shares of Common Stock.

2/

The securities reported herein include: (i) 10,000 shares of Common Stock owned by Bruce W. Taylor, (ii) a warrant to purchase 7,500 shares of Common Stock, which warrant is held by Bruce W. Taylor, (iii) 4,686,600 shares of Common Stock that are held by a Voting Trust under agreement dated 11/30/98, of which Jeffrey W. Taylor, Bruce W. Taylor and Cindy Taylor Robinson serve as trustees, (iv) 39,780 shares of Common Stock that are held in the Jeffrey W. Taylor Gift Trust under agreement dated 6/10/82, of which Jeffrey W. Taylor and Brian Taylor serve as co-trustees, (v) 39,720 shares of Common Stock that are held in the Bruce W. Taylor Gift Trust under agreement dated 6/10/82, of which Bruce W. Taylor and Cindy Taylor Robinson serve as co-trustees, (vi) 39,780 shares of Common Stock that are held in the Cindy L. Taylor Gift Trust under agreement dated 6/10/82, of which Cindy Taylor Robinson and Susan Taylor serve as co-trustees, and (vii) 16,000 shares of Series A Preferred that are held by the Bruce W. Taylor Revocable Trust under the agreement dated 4/10/1984, of which Bruce W. Taylor serves as trustee, which shares are convertible into 40,000 shares of Common Stock.

3/

The securities reported herein include: (i) 4,686,600 shares of Common Stock that are held by a Voting Trust under agreement dated 11/30/98, of which Jeffrey W. Taylor, Bruce W. Taylor and Cindy Taylor Robinson serve as trustees, (ii) 39,780 shares of Common Stock that are held in the Jeffrey W. Taylor Gift Trust under agreement dated 6/10/82, of which Jeffrey W. Taylor and Brian Taylor serve as co-trustees, (iii) 39,720 shares of Common Stock that are held in the Bruce W. Taylor Gift Trust under agreement dated 6/10/82, of which Bruce W. Taylor and Cindy Taylor Robinson serve as co-trustees, (iv) 39,780 shares of Common Stock that are held in the Cindy L. Taylor Gift Trust under agreement dated 6/10/82, of which Cindy Taylor Robinson and Susan Taylor serve as co-trustees, (v) 4,500 shares owned by Cindy Taylor Robinson, and (vi) 20,000 shares of Series A Preferred that are held by Cindy Taylor Robinson, which shares are convertible into 50,000 shares of Common Stock.

4/

The securities reported herein include: (i) 4,686,600 shares of the Common Stock that are held by a Voting Trust under agreement dated 11/30/98, of which Jeffrey W. Taylor, Bruce W. Taylor and Cindy Taylor Robinson serve as trustees, (ii) 39,780 shares of Common Stock that are held in the Jeffrey W. Taylor Gift Trust under agreement dated 6/10/82, of which Jeffrey W. Taylor and Brian Taylor serve as co-trustees, (iii) 39,720 shares of Common Stock that are held in the Bruce W. Taylor Gift Trust under agreement dated 6/10/82, of which Bruce W. Taylor and Cindy Taylor Robinson serve as co-trustees, and (iv) 39,780 shares of Common Stock that are held in the Cindy L. Taylor Gift Trust under agreement dated 6/10/82, of which Cindy Taylor Robinson and Susan Taylor serve as co-trustees.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

CUSIP NO. 876851106	13G	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2009

JEFFREY W. TAYLOR

/s/ JEFFREY W. TAYLOR
Jeffrey W. Taylor

BRUCE W. TAYLOR

/s/ BRUCE W. TAYLOR
Bruce W. Taylor

CINDY TAYLOR ROBINSON

/s/ CINDY TAYLOR ROBINSON
Cindy Taylor Robinson

TAYLOR VOTING TRUST U/A/D 11/30/98

/s/ JEFFREY W. TAYLOR
Jeffrey W. Taylor, Trustee

CUSIP NO. 876851106	13G	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Description
1	Agreement Pursuant to Rule 13d-1(k)(1)(iii) Concerning Joint Schedule 13G Filing

CUSIP NO. 876851106	13G	Page 10 of 10 Pages

EXHIBIT 1

AGREEMENT PURSUANT TO RULE 13D-1 (k) (1) (iii)

CONCERNING JOINT SCHEDULE 13G FILING

The undersigned each agree, in connection with their beneficial ownership of common stock of Taylor Capital Group, Inc., (i) that a Schedule 13G shall be filed jointly by them pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), together with any amendments to the Schedule 13G that from time to time may be required: and (ii) that the Schedule 13G and any such amendments are filed on behalf of each of them. The undersigned acknowledge their respective responsibilities with respect to Schedule 13G as set forth in Rule 13d-1 (k) (1) promulgated under the Exchange Act.

This Agreement may be executed in counterparts.

Dated as of: February 12, 2003

JEFFREY W. TAYLOR

/s/ Jeffrey W. Taylor
Jeffrey W. Taylor

BRUCE W. TAYLOR

/s/ Bruce W. Taylor
Bruce W. Taylor

CINDY TAYLOR BLEIL

/s/ Cindy Taylor Bleil
Cindy Taylor Bleil

IRIS TARK TAYLOR

/s/ Iris Tark Taylor
Iris Tark Taylor

TAYLOR VOTING TRUST U/A/D
11/30/98

/s/ Jeffrey W. Taylor
Jeffrey W. Taylor, Trustee